[Letterhead of Winston & Strawn LLP]

WRITER'S DIRECT DIAL (312) 558-5609

June 28, 2005

BY FEDERAL EXPRESS

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Advanced Life Sciences Holdings, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  File Number 333-124396

Dear Mr. Riedler:

        On behalf of Advanced Life Sciences Holdings, Inc. (the "Company"), we enclose for your review Amendment No. 2 to the Company's Registration Statement on Form S-1 ("Amendment No. 2"). The Company has filed concurrently an electronic version of Amendment No. 2 through the EDGAR system of the Securities and Exchange Commission. The enclosed copies of Amendment No. 2 are marked to show changes made to Amendment No. 1 of the Company's Registration Statement on Form S-1 filed with the Commission on June 3, 2005 ("Amendment No. 1").

        Set forth below are the Company's responses to the comments contained in the Staff's letter to the Company dated June 21, 2005 relating to Amendment No. 1. For convenience of reference, the full text of the comments in the Staff's letter has been reproduced herein.

General

Comment No. 1:

        We note your response to prior comment 7 regarding support for your statistics and are reissuing the comment in part. While we have received the materials you have provided in support of your data and are reviewing those materials at this time, we note that you have not disclosed those sources in the registration statement as we had requested in our prior comment. As one example only, on page 40 you have provided new disclosure stating that your target market is 36% of total antibiotic sales in 2003. However, you have not referenced any third party statistics to support this figure. If this figure is an estimate made by you, disclose the basis of the estimate. Please review all statistics used in the registration statement and revise your disclosure accordingly.

        Response:    The Company revised its disclosure to reference third-party sources that support the statistics used in the prospectus as requested by the Staff. See pages 41-42, 47-49 and 52 of the prospectus.

Risk Factors, p. 6

"We will require additional funding," p. 6

Comment No. 2:

        We note your disclosure regarding the need for additional funds and your going-concern opinion. Please consider separating this risk factor into two separate factors, with one describing the need for additional funding and the second one describing the risks associated with your going-concern opinion and the possibility of another such opinion.

        Response:    The Company revised its disclosure to provide two separate factors as requested by the Staff. Please see page 7 of the prospectus.

"Our most advanced product candidate...," p. 12

Comment No. 3:

        Your disclosure regarding possible generic equivalents for Biaxin and Zithromax seems significant enough to warrant a separate risk factor. Please separate the discussion into a separate factor or provide us with an analysis explaining why a separate factor is not necessary. At a minimum, in your discussion of generic equivalents of Biaxin and Zithromax, you should state explicitly that generic equivalents are generally much more cost-effective that products currently on the market, which places your product at a competitive disadvantage.

        Response:    The Company addressed this comment by adding an additional risk factor regarding the availability of generic equivalents, including generic equivalents for Biaxin and Zithromax. Please see page 13 of the prospectus.

Capitalization, page 25

Comment No. 4:

        Please revise the introductory statement to stipulate that cash and cash equivalents and capitalization as of March 31, 2005 are presented.

        Response:    The Company advises the Staff supplementally that it does not hold any cash equivalents, and the introductory statement therefore stipulates that "cash and capitalization" are presented in the table.

Management's Discussion and Analysis

Financial Operations Review

Research and Development Expense, page 29

Comment No. 5:

        We noted your response to comment number 42 and the revised disclosure included in your amendment. Please amend your filing to differentiate between the amount of in-process research and development costs attributed to cethromycin apart from the amount attributed to ABT-210.

        Response:    The Company revised its disclosure to differentiate between the amount of in-process research and development costs attributed to cethromycin apart from the amount attributed to ABT-210. Please see page 29 of the prospectus.

Liquidity and Capital Resources, page 34

Comment No. 6:

        We note your response to comment 44. Please describe more specifically to us and disclose within your filing the uncertainties of the regulatory approval process that serve as the basis for your decision to exclude the $10 million and $30 million milestone payments from the table of contractual obligations. It would appear that the exclusion of these amounts would indicate that management does not expect to submit the NDA nor receive regulatory approval for cethromycin, the events that trigger the milestone payments. If this appearance is correct, please specifically state within your filing management's assessment of the probability of achieving these developmental milestones. Explain the expected sources of funding for the 2005 payments to Abbott Labs and other costs reflected in the $18.5 million disclosed in Use of Proceeds, if the planned offering does not occur, is delayed or results in a lower amount of proceeds.

        Response:    After considering the Staff's comment, the Company revised the Contractual Obligations table to include the $10 million and $30 million milestone payments. Please see page 34 of the prospectus. The amount of $18.5 million allocated in "Use of Proceeds" is for expenses relating to the Company's pivotal Phase III clinical trials of cethromycin. The Company advises the Staff supplementally that if the proposed offering does not occur, the Company will need to evaluate private financing alternatives in order to proceed with these clinical trials. If the proposed offering is delayed, the initiation of clinical trials will similarly be delayed. The Company does not believe that the prospect of lower-than-expected offering proceeds presents a material risk to investors with respect to the cethromycin development program. In "Use of Proceeds," the Company allocates an aggregate of $37.4 million of the anticipated net proceeds toward particular uses. The Company advises the Staff supplementally that it is extremely unlikely to complete this offering if the anticipated net proceeds are below this amount, primarily because the Company has been advised that the limited public float would be undesireable for investors. If the Company does not complete this offering, there will be no effective Registration Statement and no public investors to harm in the event that the cethromycin development program is delayed or abandoned. The Company respectfully submits to the Staff that its Contractual Obligations disclosure in MD&A, as revised in response to this comment, as well as the current "Use of Proceeds" disclosure, provides all appropriate information material to investors with respect to the anticipated cethromycin expenditures.

Critical Accounting Policies

Stock-Based Compensation, page 36

Comment No. 7:

        We have reviewed your response to comment 45. Please explain to us the basis for your conclusion that your method for determining the fair value of stock options complied with SFAS 123 (R). Additionally, we noted your lack of a "bona fide" price range. Please be aware that we may have further comments regarding the equity fair market valuations reflected in your financial statements after you include the IPO offering range in the filing.

        Response:    The Company advises the staff supplementally that it believes that its method for determining the fair value of stock options complies with SFAS 123(R). The Company submits to the Staff that there are no available market prices of identical or similar equity instruments. Therefore, in accordance with paragraphs A8, A13 and A18 of SFAS 123(R), the Company determined the fair value of its stock options using the Black-Scholes-Merton option pricing model. For stock options granted in June 2004, the Company valued the market price of the underlying common stock through a discounted cash flow analysis, comparing the resulting enterprise value to similar companies within the biopharmaceutical industry. Similarly, for stock options granted in February 2005, the Company established the market price of the underlying common stock through a discounted cash flow analysis, comparing the resulting value to enterprise values of similar companies. The Company determined volatility to be 54% by taking the average volatility of similarly sized Nasdaq companies in the biopharmaceutical industry. The risk-free interest rate for the expected term of the options was determined to be 3.5% by using U.S. Treasury Bonds with similar maturities. The zero dividend yield and the expected life of the options were determined using the "simple" method defined in SAB 107. The analysis for stock options granted in February 2005 was also supported by the valuation attributed to the Company in its arms-length third-party equity investment transactions with Abbott Laboratories in December 2004, as well as "angel" investor rounds of financing in February 2005. The Company's valuation was further corroborated by a valuation report issued to the Company by a nationally recognized independent appraisal firm.

        To further clarify its compliance with SFAS 123(R), the Company has revised its disclosures regarding its significant account policies on pages 37 and F-11 to indicate its use of the Black-Scholes option pricing model to estimate the fair value of option grants.

        The Company acknowledges that the Staff may have further comments regarding equity fair market valuations reflected in its financial statements as it relates to the "bona fide" price range filed in Amendment No. 2. The $11 to $13 price range represents a pre-money enterprise valuation of approximately $130 million, as compared to a enterprise valuation of approximately $90 million at the time of the February 2005 option grants. The Company believes that its work to date on the continued development of cethromycin, the enhanced business prospects from commencing pivotal Phase III clinical trials of cethromycin using the net proceeds of this offering, as well as the Company's enhanced liquidity and greater access to the capital markets following this offering, have contributed to the stock price appreciation from February 2005 through the date of this offering. The Company believes that the funding risk alleviated by its initial public offering is the most significant factor contributing to the increase in value between the last option grant and the date of Amendment No. 2.

Business, p. 37

Other collaborations and license agreements, p. 56

Comment No. 8:

        Please revise the last paragraph on page 56 to clarify that you have not yet discovered any promising drug leads through your collaboration with the Sarawak Biodiversity Center in Malaysia.

        Response:    The Company revised its disclosure regarding the Sarawak Biodiversity Center in accordance with this comment. See page 58 of the prospectus.

Exhibit 5.1

Comment No. 9:

        We note you have filed a "Form of" legal opinion. Please note that you must file an actual legal opinion prior to effectiveness.

        Response:    The Company revised its Exhibit 5.1 to provide an actual legal opinion.

Comment No. 10:

        Please delete the statement that you assume no obligation to update or supplement your opinion for facts or circumstances that hereafter come to your attention. To the extent that you have relied on facts that you later discover were not accurate at the time, you may be required to update your opinion.

        Response:    The Company deleted this statement in Exhibit 5.1 as requested by the Staff.

Consolidated Financial Statements

Note 3, Joint Venture, pages F-11 and F-12

Comment No. 11:

        We have read your response to comment 61. Please discuss in MD&A the consequences to your future operations, financial position and liquidity if this debt is not restructured and the joint venture is terminated or becomes inactive. Explain to us the financial implications of an "equal settlement of liabilities" under the joint venture agreement. Based upon your disclosures, it appears that upon termination of the joint venture, you would be required to make non-refundable cash payments to the joint venture to settle outstanding liabilities. Please explain to us how this provision in the joint venture agreement does not constitute a guarantee or further commits the company to provide further financial support and thus would necessitate recognition of losses in excess of your initial investments and any subsequent advances. Additionally, if such contingency to settle joint venture liabilities does not exist, clarify your disclosure on page 56. If such a contingency does exist, revise your disclosure in the applicable sections of the filing and in Note 3 to describe the nature of this contingency and provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Expand your disclosure in Note 3 to cover the termination provisions of the joint venture agreement as described on page 56.

        Response:    After considering the Staff's comment, the Company included disclosure in MD&A describing the nature of the consequences to the Company if the debt is not restructured and the joint venture is terminated or becomes inactive. Please see pages 34 and 35 of the prospectus. The Company provided a more thorough explanation of the contractual "equal settlement of liabilities" provision in the "Business" section. Please see pages 57 and 58 of the prospectus. In response to the Staff's comment, the Company also expanded its disclosure in Note 3 to cover the termination provisions of the joint venture agreement. Please see pages F-12 and F-13 of the prospectus.

        As provided in the revised disclosure in the foregoing sections, the Company does not believe that the "equal settlement of liabilities" provision constitutes a guaranty of the joint venture's indebtedness to the Company's 50% joint venture partner, the Sarawak Government. From the inception of the joint venture in 1996, the Company has never had financial obligations to the joint venture. The Company's contributions have been of intellectual property and management services. In order to fund the next phase of development of Calanolide A, the Company proposed to the Sarawak Government that, for the first time, the parties would jointly fund the next level of development. If an agreement for financing is not reached, the Calanolide A program may be delayed or abandoned. The Company believes that the failure to advance the development of Calanolide A any further is the risk to investors, and this risk is therefore disclosed throughout the prospectus.

        The Company's expanded disclosure regarding the "equal settlement of liabilities" provision explains why the Company does not believe it has financial exposure in the event that the joint venture is mutually terminated. The Company believes that this provision recognizes the 50/50 equity ownership of the joint venture and that, consistent with this 50/50 ownership, the parties would work together to monetize the joint venture's assets for purposes of satisfying the joint venture's liabilities. The Company does not believe it was ever intended for the Company to have financial obligations under the joint venture arrangement when the agreement was entered by the parties. The Company submits to the Staff supplementally that the course of dealing between the Company and the Sarawak Government over nearly ten years supports this. In fact, the Company advises the Staff supplementally that contributions made by the Sarawak Government to the joint venture were only structured as debt in an effort to preserve the 50/50 ownership structure as originally intended by the parties.

        Accordingly, because the provision does not constitute a guaranty or other commitment to provide further financial support, the Company has concluded that under the modified equity method of accounting it was not appropriate to recognize losses in excess of its initial investment and any subsequent advances.

* * *

        If you should have any questions or comments about any of the items responded to in this letter or in Amendment No. 2 to the Registration Statement, please call me at (312) 558-5609.

        Finally, we appreciate the prompt assistance that the Staff has provided Advanced Life Sciences and its advisors.

Sincerely,
/s/ R. CABELL MORRIS, JR. R. Cabell Morris, Jr.
cc:
Zafar Hasan
 Attorney-Advisor
Securities and Exchange Commission